EXHIBIT 99.2

[ILOG LOGO]

ILOG ANNOUNCES MANAGEMENT ORGANIZATION CHANGES

PARIS, FRANCE AND MOUNTAIN VIEW, CALIF. — APRIL 24, 2002 — ILOG® (NASDAQ: ILOG; Euronext SICOVAM: 006673), the world’s leading provider of software components, today announced several management changes, including the appointment of Bounthara Ing, formerly general manager of the company’s Industry Solutions Division (ISD), to the newly-created position of chief operating officer reporting to Pierre Haren, chairman and chief executive officer, where he will be responsible for worldwide sales and business operations for ILOG.

In his previous role as general manager of ISD, ILOG’s largest sales division, Ing led ILOG’s push into financial services, ILOG’s fastest growing market segment. A 14-year ILOG veteran, he built a world-class management and execution team for the ISD division and in Asia. He was a key force in identifying new market opportunities for ILOG’s business rules products. Ing founded ILOG’s Singapore and Japan operations in 1994 and 1997, respectively. He received a master’s degree in engineering from Ecole Centrale de Paris.

“As ILOG products become more and more critical to business operations, driving their use higher into organizations to “C”-level executives, we need to leverage the combined strengths of our business divisions to achieve even greater market success,” said Haren. “We believe that Bounthara has the experience and qualities that will be instrumental for leading this closer alignment and helping it succeed.”

The company also announced that Todd Lowe has stepped down as general manager of ILOG’s value chain management (VCM) division for personal reasons. Todd Lowe will continue to serve on ILOG’s board of directors. Christian Deutsch, formerly ILOG’s vice president of operations, becomes general manager of the VCM division; Bob Cooper, formerly ILOG’s vice president sales for North America ISD, becomes general manager of the ISD division; and Jeff Williams, formerly vice president product marketing, becomes vice president of operations. All will report to Bounthara Ing, and these changes are effective immediately.

“I am deeply thankful to Todd for his superior leadership of ILOG’s supply chain business, which was reinforced through ILOG’s acquisition of CPLEX® which he co-founded. Since the acquisition over four years ago, CPLEX has been one of ILOG’s most successful product lines and the VCM division has been a major contributor to ILOG’s profitability. ILOG is a leading force in supply chain management today, thanks in large part to Todd’s efforts,” said Haren.

Christian Deutsch, as ILOG’s vice president of operations since 2000 has led customer support and administration, customer training and enterprise information services operations. Deutsch joined ILOG in 1999 as an executive within ILOG’s corporate business development group, where he managed the company’s relationship with SAP. Previously he was co-founder, CEO and Technical Officer of OPEFORM, an information technology consulting company for the transportation industry. He received a Ph.D. in mathematics from the University of Paris.

Bob Cooper has worked with ILOG for nine years, and has led sales and marketing of ISD in North America for the last two years, growing ISD’s North American sales volume 50 percent year over year. Previously he helped establish ILOG’s sales presence in the eastern U.S. and Canada. Cooper has a Bachelor of Arts degree from Wilfrid Laurier University of Waterloo, Canada.

Jeff Williams joined ILOG in 1998 as vice president of product marketing. Previously he was director of operations and planning for the worldwide sales and marketing unit of Hewlett-Packard’s Computer Systems Organization. Williams has Bachelors degrees in statistics and computer mathematics from San Jose State University, and an MBA from the University of Santa Clara, California.

ABOUT ILOG

ILOG is the world’s leading supplier of C++ and Java software components. ILOG’s embeddable optimization, visualization and business rules software components dramatically shorten the development time of enterprise applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications -where the company enjoys significant market share- ILOG is playing an active role in the emergence of the e-business software components market. ILOG is dually headquartered in Paris, France, and Mountain View, California. Visit www.ilog.com for additional information.

ILOG and CPLEX are registered trademarks of ILOG. All other trademarks are the property of their respective owners.

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